Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102-3803
Phone: 215-875-0700

December 23, 2014

VIA EDGAR
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Application for withdraw of Registration Statement on Form S-3 of Pennsylvania Real Estate Investment Trust (File No. 333-201195)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Pennsylvania Real Estate Investment Trust (the “Company”) hereby respectfully requests that its Registration Statement on Form S-3, originally filed December 22, 2014, File No. 333-201195, as amended, together with all exhibits thereto (collectively the “Registration Statement”) be withdrawn.

The Company would like to withdraw the Registration Statement because it was inadvertently coded as a Form S-3, but is drafted as, and should have been coded as, a Form S-3ASR. No securities have been sold pursuant to the Registration Statement. The Company is filing this request for withdraw and intends to refile an essentially identical new registration statement under the appropriate code.

The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions or require additional information, please contact the Company’s counsel, Robert C. Juelke of Drinker Biddle & Reath LLP, at 215-988-2759.

Sincerely,
Pennsylvania Real Estate Investment Trust

/S/ Bruce Goldman
Bruce Goldman
Executive Vice President and General Counsel